May 21, 1997



Thomas K. Scallen, Chairman
Century Park Pictures Corporation
4701 IDS Center
Minneapolis, MN  55402

Dear Mr. Scallen:

We appreciate the opportunity to submit our proposal to serve as independent accountants for Century Park Pictures Corporation. We believe that our firm can provide Century Park Pictures Corporation with the professional services you need currently and as your organization grows. Century Park Pictures Corporation will be a valued client to our office.

Blanski Peter Kronlage & Zoch, P.A. provides a wide range of accounting, auditing, tax, financial consulting, and management advisory services to small and medium size businesses. Our firm has a diversified practice which includes experience in many industries. We believe this diversification of experience brings fresh insights from many other industries and will permit us to provide complete financial, tax, and business guidance to your company.

Our commitment to assisting growth-oriented companies extends beyond traditional accounting and tax services. Our comprehensive approach to professional services requires that we provide trained professionals in areas which are frequently needed by our clients. Our professionals have experience in meeting your needs and anticipating the future requirements of a rapidly changing business.

Service to private businesses such as yours requires special talents and experience, including a broad range of business consulting abilities. Some of the key elements of our service philosophy that you will experience when you work with us are:

      1. A business approach requiring an understanding of your organization, its philosophies, goals, and strategies.

      2.    A close, positive working relationship.

      3.    Creativity in dealing with business problems and opportunities.

      4. Significant involvement of partners and managers assigned to the engagement.

We have established a program to implement this philosophy which is designed specifically for companies like Century Park Pictures Corporation. We provide services at fees that are economical by bringing the disciplines of accounting, tax, and consulting together in one client service team. The professionals in this team are knowledgeable in taxation and business consulting as well as accounting and auditing and specialize in working with small expanding companies.

Engagement

We will audit the balance sheet of Century Park Pictures Corporation as of September 30,1996 and the related statements of income and retained earnings and cash flows for the year then ended.

Our audit will be made in accordance with generally accepted auditing standards and will include tests of your accounting records and other procedures we consider necessary, to enable us to express an opinion that your financial statements are fairly presented in all material respects in conformity with generally accepted accounting principals. Presently, due to your current financial status, we expect to issue a qualified opinion.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories and direct confirmation of receivables and certain other assets and liabilities by correspondence with selected customers, creditors, and banks. We will request written representations from your attorney as part of the engagement, and he or she may bill you for responding to this inquiry. At the conclusion of our audit, we will also request certain written representations from you about the financial statements and related matters.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. Also, we will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. However, because of the concept of reasonable assurance and because we will not perform a detailed examination of all transactions, there is a risk that material errors, irregularities, or illegal acts, including fraud or defalcations, may exist and not be detected by us. We will advise you, however, of any matters of this nature that come to our attention. Our responsibility as auditors is limited to the period covered by our audit and does not extend to any losses that might be incurred during any later periods for which we are not engaged as auditors.

Fees

We are sensitive to your objective of controlling costs and will cooperate fully to minimize our fees consistent with maintaining high standards of quality.

Our fees for services performed are based on the time requirements and the billing rates of our professional staff, which vary by individual based on experience and responsibility. We would plan to utilize your personnel to the maximum extent possible in order to minimize costs. We estimate our fees will be as follows:

                                                            From           To
                                                          --------      --------

         Audited financial statements for the year
         ended September 30, 1996                         $ 15,000      $ 20,000

         Amending September 30, 1996 Form 10K             $  1,500      $  2,500

Your present financial situation requires us to obtain a 25% retainer upon signing the engagement letter, another 25% upon the start of field work, 25% upon the completion of fieldwork and the final 25% upon issuance of the financial statements. Our fee estimate is based on our knowledge of the company at the present time and we do not expect the estimate to change unless the company enters into significant transactions or encounters significant, unexpected changes in their operations.

Our fees for these services plus travel and other out-of-pocket costs will be billed each month as work progresses and are payable upon presentation. A service charge of 12% per annum will be assessed on outstanding invoices starting on the 31st day after the invoice date.

We are looking forward to begin working with Century Park Pictures Corporation. If this proposal is acceptable, please indicate by signing the enclosed copy of this letter and returning it to us.

Century Park Pictures Corporation would be a valued client to Blanski Peter Kronlage & Zoch, P.A. If you have any questions or desire further information please feel free to contact us.

Sincerely,

BLANSKI PETER KRONLAGE & ZOCH, P.A.

/s/ Phillip J. Kronlage, CPA                   /s/ Daniel J. Freeman, CPA
Phillip J. Kronlage, CPA                       Daniel J. Freeman, CPA

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enclosure